Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

December 8, 2016

The Board of Trustees
Prudential Investment Portfolios 9
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential QMA Large-Cap Core Equity Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed, through February 28, 2018, to reimburse and/or waive fees so that the Fund’s net annual operating expenses (exclusive of distribution and service (12b-1) fees, transfer agency expenses (including sub-transfer agency and networking fees), acquired fund fees and expenses, taxes, interest and brokerage commissions, and extraordinary expenses) of each class of shares is limited to 0.35% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President